SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From:  September 15, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐            Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐            No: ☑
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Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 15, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President and Corporate Secretary

September 15, 2006
Ivanhoe Mines welcomes expressions of Mongolian support
for early approval of Oyu Tolgoi copper-gold project
ULAANBAATAR — John Macken, President and CEO of Ivanhoe Mines, today welcomed expressions of support, made at an international investors’ conference, for early approval of the company’s planned Oyu Tolgoi copper-gold mine development project in the South Gobi region of Mongolia.
Mongolia’s Minister of Industry and Trade, Bazarsad Jargalsaikhan, whose ministry has primary responsibility for the country’s mineral sector, told the Mongolia Investors’ Forum today that he was committed to early implementation of the Oyu Tolgoi project.
“We have to give this project rapid implementation and we have been supporting this project,” Minister Jargalsaikhan said. “A special working commission has been set up in order to implement this project immediately. But, of course, it should be profitable for the Mongolian government and Mongolian people, and also for the Ivanhoe company; so it shall be profitable for everyone. Our goal, as a government is working on that.”
As announced by Ivanhoe on September 6, the Mongolian government has established a working group of officials from the ministries of Finance, Industry and Trade, Justice and Home Affairs and Nature and Environment to work with Ivanhoe on a formal Investment Agreement. The Investment Agreement, which will confirm a tax, fiscal and legal framework for the construction and development of the Oyu Tolgoi project, will be submitted to the Mongolian government’s cabinet for approval.
During the Forum, organized by Mongolia’s Foreign Investment and Foreign Trade Agency, Sainkhuu Ganbaatar, leader of the Soyombo National Movement — a recently formed coalition of civic-interest activist groups — also called for early approval of the Oyu Tolgoi project.
“In light of poverty, unemployment and large government debt on the one hand, and high global demands for copper and gold on the other, the Oyu Tolgoi project needs to be commenced as soon as possible,” he said in a statement distributed at the Forum.
Speaking at the Forum, Mr. Ganbaatar said: “Mongolian civil society believes investors are very important to Mongolia, and to Mongolian people, and we welcome investors to Mongolia.”

Mr. Ganbaatar also is leader of the Radical Reform Movement, which conducted one of the civic protests earlier this year. His organizations want government negotiations with investors to be transparent and accountable, and have requested a review of the Oyu Tolgoi project by a panel of independent technical experts.
Speaking after the Forum session, Mr. Ganbaatar added: “I welcome Ivanhoe because Ivanhoe is very transparent to its shareholders and public and the Mongolian government could learn many things from the company. The Oyu Tolgoi project is crucially important because it could set a standard for other big mining projects.
“I appreciate the brave decision by Ivanhoe to invest in Mongolia at a time when the whole mining sector was blank. Now, the Mongolian people can be proud and give credit to Ivanhoe and, on behalf of the civil society movement, we welcome their investment.”
A senior official with the Ministry of Industry and Trade told the same Forum panel session that the ministry was “not happy” with the Windfall Profits Tax that was passed by the Parliament in May. (The law was not introduced by the government, but by a small group of members of Parliament). The official said political decision makers had learned from the protests that followed the introduction of the tax on copper concentrates and gold. He said it was important that investors be able to continue to develop their projects in Mongolia and while the law remains in place efforts would be made to accommodate investors, which could lead to “exemptions” in some cases.
Minister Jargalsaikhan said his ministry is working on regulations that will establish procedures for possible state participation in “strategic” mineral deposits. “But the state will not be involved in the management of these (mining) companies because the state is the worst manager; we know that from other history.”
Mr. Macken said Ivanhoe had noted the repeated assurances given by government representatives during two investment-related conferences in Mongolia this week that the government’s doors were open to accommodate discussion on mineral sector issues.
“It is gratifying to see the emergence of a growing cross-section of support for Oyu Tolgoi from a prominent cabinet minister in the Mongolian government and the leader of a coalition of civic activist groups. We have pledged to work with the government and the civic groups to see that their concerns are addressed as part of the project approval process,” Mr. Macken said.
Information contacts
Investors:  Bill Trenaman / Media:  Bob Williamson +1.604.688.5755